Exhibit 99.1

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

 RIT TECHNOLOGIES ANNOUNCES SPECIAL MEETING OF SHAREHOLDERS

Tel Aviv, Israel – November 2, 2015 – RiT Technologies (NASDAQ: RITT), today announced that a special meeting of its shareholders will be held on Monday, December 7, 2015 at 16:00 p.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

The record date for the meeting is November 4, 2015. The Company will send to its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. The Company will also furnish the proxy statement to the Securities and Exchange Commission (SEC) on Form 6-K.

The agenda of the special meeting is as follows:

1.	To approve the Software Development Agreement with Stins Coman Incorporated, the Company's controlling shareholder;

2.	To approve the employment terms of two executive officers in RiT and in its majority-owned subsidiary, RiT Wireless;

3.	To approve the Services Agreement with Stins Engineering Pte, an affiliate of the Company's controlling shareholder; and

4.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

For additional information please refer to the above referenced proxy statement.

About RiT Technologies

RiT Technologies (NASDAQ: RITT) is a leading provider of converged IT infrastructure management and connectivity solutions that improve network utilization, streamline infrastructure operations and enhance data security reduce network operation cost and optimize future investments.

RiT offers a platform that provides a unified way to manage converged systems and services to improve network utilization, streamline infrastructure operations, reduce cost and enhance data security. RiT’s platform includes connectivity solutions such as IIM, (Intelligent Infrastructure Management), converged infrastructure management software, and indoor optical wireless technology.

Deployed around the world in data centers, large corporations, government agencies, financial institutions, telecommunications, airport authorities, healthcare organizations and educational facilities. RiT’s shares are traded on the NASDAQ Capital Market under the symbol RITT.

COMPANY CONTACT:
Eran Erov, VP Finance 972-77-270-7203
erane@rittech.com